Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Computation of Ratio of Earnings to Fixed Charges for Calumet Specialty Products Partners, L.P. and its subsidiaries for each of the periods indicated. On January 31, 2006, we completed our initial public offering whereby we became successor to the business of Calumet Lubricants Co., Limited Partnership. As such, a portion of the year ended December 31, 2006 reflects the financial results of Calumet Lubricants Co., Limited Partnership, our predecessor.

	Year Ended December 31,					Nine Months Ended September 30,
	(Unaudited) (Dollars in thousands)
	2006 (1)	2007	2008	2009	2010	2011
Earnings
Income from continuing operations	$95,768	$83,375	$44,694	$61,936	$17,299	$16,838
Fixed charges less unamortized capitalized interest	14,822	11,539	45,450	44,903	41,910	41,302

Earnings from continuing operations before fixed charges	$110,590	$94,914	$90,144	$106,839	$59,209	$58,140
Fixed Charges
Interest expense, net of capitalized interest	$9,030	$4,717	$33,938	$33,573	$30,497	$30,602
Capitalized interest, net of amortization	1,938	4,501	6,909	575	380	336
Estimated interest within rental expense	5,792	6,822	11,512	11,330	11,413	10,700

Total fixed charges	$16,760	$16,040	$52,359	$45,478	$42,290	$41,638

Ratio of earnings to fixed charges	6.60	5.92	1.72	2.35	1.40	1.40

(1)	The information presented for the year ended December 31, 2006 contains results of our predecessor for the period of January 1, 2006 through January 31, 2006.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.